Exhibit 99.16

CONSENT OF EXPERT
In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2015 (the “Form 40-F”), I, William Wulftange, P.Geo, hereby consent to the use of my name in connection with the written disclosure under the headings “Description of the Business - Material Producing Mines - Chapada Mine” and “Description of the Business - Material Producing Mines - El Peñón Mine” (the “Disclosure”), excluding the mineral resources and mineral reserves disclosure contained therein, and to the inclusion of the Disclosure and extracts from or a summary of the Disclosure (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

By:    /s/ William Wulftange
Name: William Wulftange, P.Geo

March 29, 2016